06018767

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

SEC MAIL PROCESSING
RECEIVED
NOV 21 2006
WASH. D.C. 213 SECTION

November 17, 2006

SUPPL

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Registration Statements / Prospectus for the Company's Non-Guaranteed Debentures
- Documents that have been made public, filed or distributed in Korea
- Press releases

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

Yours Sincerely,

Chanyul Lee
General Manager
Investor Relations Team

Dlw 11/28

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

November 17, 2006

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from July 2006 to September 2006

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture — Date: September 5, 2006

243rd-1 Non-guaranteed Debenture in the amount of 100 Billion Won — September 5, 2006

Issuance Date: September 4, 2006
Maturity Date: September 4, 2013
Interest Rate: 5 %

243rd-2 Non-guaranteed Debenture in the amount of 150 Billion Won — September 5, 2006

Issuance Date: September 4, 2006
Maturity Date: September 4, 2011
Interest Rate: 4.75 %

243rd-3 Non-guaranteed Debenture in the amount of 70 Billion Won — September 5, 2006

Issuance Date: September 4, 2006
Maturity Date: September 4, 2009
Interest Rate: 4.5 %

File No.
82-3901

Reports to KSE

E&P Investment Decision	August 7, 2006
Addition of an Affiliated Company	August 29, 2006
Addition of an Affiliated Company	August 29, 2006
Investment Decision (Coal Business)	September 20, 2006
Transfer of Asset (Fluid Catalytic Cracker) Under Construction	September 25, 2006
Disposal of Fixed Assets	October 27, 2006
Disposal of Fixed Assets	October 27, 2006
Purchase of Treasury Stocks	October 27, 2006

General Press Releases

News compilation of which the abstracts are translated into English	Jul. 2006 ~ Sep. 2006

File No.
82-3901

Reports to FSC

Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

243rd-1 Issuance of Non-guaranteed Debenture in the Amount of 100 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: September 4, 2006
   b. Maturity date: September 4, 2013
   c. Amount subscribed: 100,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Meritz Securities Co., Ltd.: 34-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Mirae Asset Group Ltd.: 45-1, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Investment Trust Management Co. Ltd.: 27-1, Yoido-dong, Youngdeungpo-gu, Seoul

September 5, 2006
Heon-Cheol Shin
President and CEO
SK Corporation

243rd -2 Issuance of Non-guaranteed Debenture in the Amount of 150 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: September 4, 2006
   b. Maturity date: September 4, 2011
   c. Amount subscribed: 150,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Meritz Securities Co., Ltd.: 34-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Mirae Asset Group Ltd.: 45-1, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Investment Trust Management Co. Ltd.: 27-1, Yoido-dong, Youngdeungpo-gu, Seoul

September 5, 2006
Heon-Cheol Shin
President and CEO
SK Corporation

243rd -3 Issuance of Non-guaranteed Debenture in the Amount of 70 Billion Won

4. Issuer: SK Corporation

5. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

6. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: September 4, 2006
   b. Maturity date: September 4, 2009
   c. Amount subscribed: 70,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Meritz Securities Co., Ltd.: 34-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Mirae Asset Group Ltd.: 45-1, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Investment Trust Management Co. Ltd.: 27-1, Yoido-dong, Youngdeungpo-gu, Seoul

September 5, 2006
Heon-Cheol Shin
President and CEO
SK Corporation

File No.
82-3901

Reports to KSE

Public Notices to the Korea Stock Exchange

[English Translation Disclaimer]

"The English translation of the documents is unofficial and prepared for the convenience of English-speaking investors for information purpose only, and may differ from the original documents filed with the Financial Supervisory Service. Consequently, the translation may not be relied upon to sustain any legal claim nor should it be used as a basis of any legal opinion, and SK Corporation disclaims all liability for any inaccuracy therein."

E&P Investment Decision
August 7, 2006

1. Name: Kazakhstan Block 8 (exploration)
3. Exploration Period: August 2006 ~ July 2010
4. Upcoming Schedule:
   - 2nd half of 2006: Geological survey and seismic data interpretation
   - Drilling to commence after 1st half of 2007
5. Decision Date: August 7, 2006
6. Others:
   - SK Corp.'s stake (50%), LG International Corp.'s stake (50%)
   - SK Corp and LG International Corp will be joint operators
   - The investment amount has not been decided yet

Addition of an Affiliated Company

August 29, 2006

1. Name: DZP (De Zwarte Pont B.V.)
   1) CEO: Hyun-Sik Jang
   2) Financial Summary:
      - Total Assets (KRW): 22,201,200
      - Total Liabilities (KRW): -
      - Shareholder's Equity (KRW): 22,201,200
      - Paid-in Capital (KRW): 22,201,200
   3) Main Business Area: Exploration/production of oil and gas
2. Name of Company Group: SK
3. Reason for Addition: Establishment of an affiliate company with a 50% stake
4. Number of Affiliate Companies: 167 (previously 166)
5. Date of Addition: August 29, 2006
6. Others:
   - The 22,201,200 KRW ("Financial Summary") is the result of converting 18,000 EUR using the exchange rate on August 29, 2006 (1 EUR = 1,233.4 KRW).
   - SK Corp.'s stake (50%), LG International Corp.'s stake (50%).
   - The "Date of Addition" is based on the payment date for the establishment of DZP (De Zwarte Ponk B.V.).

Addition of an Affiliated Company

August 29, 2006

1. Name: EPC Munai LLP

1) CEO: Hyun-Sik Jang

2) Financial Summary:

- Total Assets (KRW): 751,770
- Total Liabilities (KRW): -
- Shareholder's Equity (KRW): 751,770
- Paid-in Capital (KRW): 751,770

3) Main Business Area: Exploration/production of oil and gas

2. Name of Company Group: SK

3. Reason for Addition: 100% investment by DZP (affiliate of SK Corp.)

4. Number of Affiliate Companies: 168 (previously 167)

5. Date of Addition: August 29, 2006

6. Others:

- The 751,770 KRW ("Financial Summary") is the result of converting 100,000 KZT using the exchange rate on August 29, 2006 (1 KZT = 7.5177 KRW).
- SK Corp. has a 50% stake in DZP (De Zwarte Ponk B.V.).

Investment Decision (Coal Business)

September 20, 2006

1. Name: Investment in Cockatoo Coal Limited by SK Australia Pty Ltd (Affiliate of SK Corp)
2. Investment Amount: 3,228,480,000 KRW
3. Decision Date: September 20, 2006
4. Investment Plan: Cockatoo Coal Limited owns 4 coal mines.
   The development dates will be arranged.
5. Decision Date: September 20, 2006
6. Others:
   - Investment decision made by SK Australia Pty Ltd, which is 100% owned by SK Corp.
   - Ownership Structure of Cockatoo Coal Ltd after SK Australia Pty Ltd's investment decision
     : SK Australia Pty Ltd 7.42%
     : Kores Australia Pty Ltd 7.42%
     : RIGI Investment Pty Ltd 13.92%
     : SSM Coal 7.42%
     : WESTPAC CUSTODIAN NOMINEES Ltd 7.42%
     : ALTINOVA NOMINEES Pty Ltd 7.33%
   - The 3,228,480,000 KRW ('Investment Amount') is a result of converting A$4,500,000 using the exchange rate of 717.44KRW/A$.
   - September 20, 2006 ('Decision Date') is the date of the investment contract.

Transfer of Asset (Fluid Catalytic Cracker) Under Construction

September 25, 2006

On January 23, 2006, SK Corporation's BoD approved "the preliminary investment decision for the Fluid Catalytic Cracker" (in the amount of 270 billion KRW maximum).

On September 25, 2006, SK Corporation's BoD decided to transfer the investment asset related to the Fluid Catalytic Cracker currently under construction to SK Incheon Oil as a means of improving SK Corporation's financial structure and maximizing the investment value through the upgrading of SK Incheon Oil's facilities.

The consideration for the transfer is based on the year-to-date accretion of SK Corporation's investment amount of 151.6 billion KRW (estimated).

*Refer to the following BoD resolution for more information:
(related disclosure made previously on January 24, 2006)

1. Transferred Asset: Asset invested in connection with the Fluid Catalytic Cracker under construction (asset invested until the end of October, 2006)
2. Transferee: SK Incheon Oil Co., Ltd.
3. Consideration for the Transfer: 151.6 billion KRW (estimated)
   [excluding value added taxes]
   *The "Consideration for the Transfer" will be finalized after the total asset value invested until the end of October 2006 is calculated in November 2006.
4. Others:
   - All authority to determine the details and execution of such details in connection with transfer of the asset under construction (Fluid Catalytic Cracker), including but not limited to, the finalization of the consideration for such transfer has been delegated to the CEO or a person designated by the CEO.

Disposal of Fixed Assets
October 27, 2006

1. Details of Disposal:
   - Subject of Disposal and its Scale: Land site of the distribution center (335,032 ㎡) in Yonghyun-dong, Incheon
   - Sales Price: 193.6 billion KRW
     (1.1% of SK Corp's total assets as of the end of 2005)
   - Book Value: 132.1 billion KRW
   - Buyer: Inport (PFV)
   - Purpose of Disposal: To achieve financial flexibility through the improvement of efficient asset management
2. Decision Date: October 26, 2006
   (based on date of execution of the sales contract)

Disposal of Fixed Assets
October 27, 2006

1. Subject of Disposal: Gas stations
2. Details of Disposal: 174 stations (167 service stations and 7 gas filling stations), including land, buildings and annexures
3. Book Value (KRW): 459,639,448,301
4. Sales Price (KRW): 470 billion (2.7% of SK Corp's total assets)
5. Transaction Partner: Hana Bank
   - Relationship with SK Corp: None
6. Purpose of Disposal: To achieve financial flexibility through the improvement of efficient asset management
7. Expected Date of Disposal: November 8, 2006
8. Decision Date: October 26, 2006
9. Total Assets of SK Corp as of the Prior Business Year (KRW): 17,509,207,571,000
10. Others:
   - The "Expected Date of Disposal" (#7) refers to the expected execution date of the contract.
   - Following the sale of these assets, the leases of these service stations and gas filling stations (signed in March 2006 between SK Corp and SK Networks) will be terminated.
   - A put/call option contract with respect to the aforementioned assets will be signed between Hana Bank and SK Incheon Oil.

Purchase of Treasury Stock
October 27, 2006

1. Number of Shares to be Purchased: 13 million common shares
2. Total Purchase Price (KRW): 863.2 billion
   (based on the closing share price of 66,400 KRW per share on Oct. 25, 2006
   —subject to change depending on the actual purchase price per share)
3. Purchase Period: Oct. 31, 2006 ~ Jan. 30, 2007
4. Purpose of Purchase: To enhance shareholder's value by stabilizing the stock price
5. Securities Brokerage Firms: SK Securities, Daewoo Securities,
   Hana Securities, Kyobo Securities, Hyundai Securities
6. Total Number of Treasury Stocks before purchase: 9,943,400 common shares (7.7%)
7. Decision Date: Oct. 26, 2006
   - Attendance of Outside Directors: 7 out of 7
8. Others:
   - All treasury stocks to be purchased in the stock market
   - Daily limit for purchase of treasury stocks: 1,286,751 shares

File No.
82-3901

Press Releases

SK Corp. Targets 1 Bln Barrels Overseas Reserves, Paper Says

(June 30, 2006) *Bloomberg*

SK Corp., a South Korean oil refiner, plans to increase proven overseas oil reserves to 1 billion barrels by 2015 from 400 million now, the Dong-a Ilbo reported, citing the company's chief executive Shin Heon Cheol.

The refiner, South Korea's largest, said on June 15 it bought a 20 percent stake in an oilfield in Madagascar operated by Exxon Mobil Corp., the world's biggest publicly traded oil company. The purchase brings the number of SK's overseas oil projects to 23 in 13 countries and four liquefied natural gas ventures.

S Korea's SK Corp Holds Opening Ceremony for No 4 BTX Complex

(June 29, 2006) *Platts*

South Korea's SK Corp marked the completion and successful start-up of its new BTX facility with a ceremony in Ulsan, Thursday, the company said in a press statement. Construction had begun on the Won230 billion ($239.5 million) complex in February 2005 and commercial operations started in May this year.

The facility has a production capacity of 650,000 mt/year (benzene at 70,000 mt/year, toluene at 270,000 mt/year, and xylenes at 310,000 mt/year). This is the company's fourth such facility, and its addition boosts its total production of benzene, toluene, and xylenes by 30%.

The company's other three facilities produce 450,000 mt/year of benzene, 550,000 mt/year of toluene and 900,000 mt/year of xylenes, according to industry sources. With the new capacity, SK has become Korea's largest aromatics producer, the company said.

"With the new BTX facility, sales are expected to increase by Won500 billion and total sales of BTX are expected to exceed Won800 billion," Jee Sung Tae, executive vice president of SK's Production Division said.

SK Corp reported Won 4.825 trillion in petrochemical sales for 2005, an increase of 8.7% from the previous year. The corporation produces about 4.36 million mt of chemicals each year.

In spite of unfavorable business conditions, primarily the rising cost of raw materials and a depressed derivative market, SK Corp reported Won89.4 billion in operating profit in the first quarter of 2006, which is a three-fold increase from the previous quarter.

S. Korea SK Corp Splitter Starts, Earlier than Plan

(July 5, 2006) *Reuters*

South Korea's SK Corp. is running its new 35,000 barrel-per-day (bpd) naphtha splitter at 50 percent of capacity after starting at the end of June, a month ahead of schedule, company sources said on Wednesday.

The country's top oil refiner, which needs about six 25,000-tonne cargoes of naphtha per month to feed the unit if it runs at full capacity, bought three spot cargoes for August delivery via private negotiation in recent weeks, traders said.

"The splitter's running rate will be flexible, depending on each month's crude running rate and margins," a source said.

SK planned to start up the splitter, located at its 840,000-bpd Ulsan plant, from the end of July, which would have been a month later than a new 70,000-bpd naphtha splitter by South Korea's number two refiner GS Caltex Corp.

GS Caltex is operating its splitter at 100 percent of capacity after starting the unit on time at the start of July, a company source said earlier on Wednesday.

Asia's naphtha market has strengthened sharply in recent weeks, helped by active spot purchases by GS Caltex and SK to feed their new splitters.

GS Caltex plans to buy its 300,000-tonne requirements for September delivery from next week, after covering its August requirements last week at premiums of around $3 a tonne to Japanese spot quotes, on a cost-and-freight (C&F) basis.

SK recently bought three cargoes at a premium of between $2.50 and $3.00 a tonne to Japan quotes, C&F, for August via private discussion, traders said.

A naphtha splitter processes heavy full-range naphtha into petrochemical feedstock light naphtha and heavy naphtha.

S.Korea's Incheon Refinery to Revive Mothballed CDU

(July 7, 2006) *Reuters*

South Korea's smallest refinery SK Incheon Oil Ltd. will next year repair and restart a crude unit that has been idle since 2001, reviving one of several mothballed plants around the world to cash in on booming margins.

SK Incheon Oil, taken over by industry leader SK Corp. early this year after a drawn-out bankruptcy process, will resume running the 75,000 barrel per day (bpd) No.1 crude unit at some point next year, a company source said on Friday.

The unit, shuttered five years ago due to financial troubles and a slump in profit margins, will serve booming demand in the world's number-two consumer China and contribute to South Korea's role as one of the top swing fuel supplies in Asia.

"We will repair the No.1 crude unit and it will restart next year, although we have not yet specified the date," the source told Reuters. He added that the refinery's total capacity of 275,000 bpd, including the larger No. 2 CDU, would not change.

Refinery profit margins have surged over the past four years as robust demand growth in China and the United States strained the industry's ability to provide enough fuel, but few of the world's mothballed plants -- many too old to be competitive or lacking sophisticated upgrading capacity -- have been restored.

Australia's government last year asked Exxon Mobil Corp. to consider reopening its 53,000 bpd refinery in South Australia, idle since April 2003. Dutch oil refiner Petroplus's 115,000-bpd plant in Milford Haven, UK, has been shut since 1997.

But state oil companies in China, India and Middle East producers are rushing to build new refineries in a flurry of investment that analysts say may bring down the curtain on the fattened margin cycle at the end of this decade.

STEADY FOR NOW

The former Inchon Oil Refinery Co. Ltd., which holds a 3.6 percent domestic market share, will maintain its crude processing rate for August at 180,000 bpd, or near its full capacity, after returning this month from maintenance in June, the source said.

Although the No. 1 CDU is relatively old and small, it may help the whole refinery improve profits.

"My guess is that by restoring CDU-1 to service and using it to segregate the heavier asphaltic crudes for bitumen production, the larger CDU No. 2 could run flat out on lighter and cleaner crudes, thereby getting more and better yield overall," said Enrico Sismondo, an industry consultant in Singapore.

"CDU-2 running lighter crudes would also make incremental naphtha, thereby saving some outside purchasing cost of incremental feedstocks for the BTX aromatic plant."

Inchon Oil Refinery filed for court receivership in 2001 after it suffered huge debts prior to a government-led rescue plan in 1999 when Hyundai took over the refiner from the Hanwha Group.

The refiner also had to shut down the crude unit to help ease the domestic oil product supply glut at that time.

SK Corp., South Korea's largest oil company, agreed to buy its smaller rival for $3 billion late last year, part of an expansion drive targeting export markets such as energy-hungry China. The deal was completed early this year.

SK Corp., which operates a 840,000-bpd refinery in Ulsan, had said it would export the bulk of petroleum products from Inchon to the world's second-largest oil consumer.

SK Incheon Oil is based in Inchon, the western port city of South Korea, which is closer to China than local rivals.

Shares of SK Corp. closed 3.98 percent higher at 62,700 won ($66.25) on Friday, versus a 0.79 percent rise in the wider stock index <.KS11>. ($1=946.4 Won)

SK Corp. Orders 2 Oil Supertankers from Hyundai, Fearnleys Says

(July 12, 2006) *Bloomberg*

SK Corp., Asia's fifth-largest oil refiner, ordered two supertankers from Hyundai Heavy Industries Co. Ltd. for delivery in 2009, according to Oslo-based shipbroker Fearnleys AS.

The two very large crude carriers, or VLCCs, are due to be delivered in 2009, Fearnleys wrote in a weekly report today. Each will each have a capacity of 318,000 deadweight metric tons. The price of the deal, which was not reported, would be about $244 million, according to Fearnleys' estimates of construction costs.

Global capacity of VLCCs will increase 5.16 million deadweight tons, or 3.7 percent, this year, 2005, according to London-based Clarkson Plc, the world's largest shipbroker.

Seoul-based SK Corp. is South Korea's largest oil refiner.

SK Corp. To Bolster Cooperation with Indonesian Refiner Pertamina

(July 20, 2006) *Asia Pulse*

South Korea's top oil refiner SK Corp. (KSE:003600) said Thursday it has reached a preliminary agreement with PT Pertamina to bolster cooperation with the Indonesian state oil company.

The agreement calls for the two companies to work jointly in the fields of lubricant purchases, human resources training and petroleum product trades, the company said.

SK Corp.'s announcement came a month after it established a local unit in the Southeast Asian nation's capital Jakarta for smooth cooperation with PT Pertamina.

In April, the two companies unveiled a plan to jointly establish a US$175 million factory to produce 7,250 barrels of lubricant a day.

The plant, now under construction, is to be completed at Dumai on the island of Sumatra by the first half of 2008, according to SK Corp.

Sulphco Enters Test Agreement with SK Corp

(July 22, 2006) *Dow Jones*

SulphCo Inc. (SUF) said Friday that it entered a test agreement with Seoul, South Korea-based SK Corp. to determine the technical benefits of SulphCo's ultrasonic technology to improve crude oil.

Under the agreement, Sparks, Nev.-based SulphCo will test its Sonocracking technology on crude oil owned and processed by SK, according to a filing with the Securities and Exchange Commission.

The two companies also have agreed to negotiate and enter into a cooperation or commercial license agreement before the expiration of the test agreement if SK determines that SulphCo's technology is technically and financially viable.

The test agreement will expire no later than Dec. 31.

SK Corp's 2Q Net Profit was 305.2Bn KRW

(July 25, 2006) *Dow Jones*

SK Corp. (003600.SE), South Korea's largest refiner by capacity, Tuesday said its second-quarter net profit dropped 22.4% from a year earlier due mainly to increased interest expenses following the acquisition of Inchon Oil earlier this year.

For the three months ended June 30, the refiner posted a net profit of KRW305.2 billion, down from KRW393.53 billion.

Its operating profit rose 29.3% on year to KRW307.06 billion from KRW237.40 billion, and revenue climbed 10.9% to KRW5.749 trillion from KRW5.182 trillion. [25-07-06 0142GMT]

Interest payments increased as it secured hefty loans to finance the acquisition of Inchon Oil, said SK.

At the end of June, SK's outstanding debts stood at KRW5.988 trillion, up from KRW4.411 trillion at end-December.

The scheduled 26-day-long maintenance of refining facilities, which ended May 5, dragged the average utilization rate down to 86% in the second quarter from 91% a year earlier. However, second-quarter shipments remained strong, accounting for 46% of total output, the company said.

"SK's operating profit soared on higher refining margins in the April-June period, and rising demand for value-added light oil products such as kerosene and diesel on seasonality will prop up results in the second half," said Lee Jeong-Heon, an analyst at Kiwoom Securities.

The company also said it successfully moved to diversify its export markets by expanding further into overseas markets, including Indonesia, Africa and Vietnam.

In its mainstay petroleum division, the refiner currently sells 58% of its overall output internally and 42% externally, mainly to China.

"SK's quarterly results will not show a dramatic upturn in the third quarter but in the fourth quarter they will pick up on rising prices of light oil products and strong demands by households for fuel oil like kerosene," said J.J.Kim, an analyst at Korea Investment & Securities.

In the six months ended June 30, SK posted a net profit of KRW912.4 billion, up 17.3% from KRW777.9 billion a year earlier.

Its operating profit rose 3% to KRW637.1 billion from KRW620.8 billion and revenue was up 11% to KRW11.026 trillion from KRW9.946 trillion during the cited period.

"The solid first half operating profit, mainly thanks to higher refining margins, including cracking margins, has allowed us to gain encouraging momentum in the second quarter," Shin Heon-Cheol, president and chief executive of SK, told reporters following its earnings announcement.

Shin said that SK's solid first-half results will continue into the second half of this year.

As for its exploration and production business overseas, SK said it will aggressively push such activities in the second half. SK began E&P activities in five blocks in two countries in the first half - 4 blocks in the North Sea and the Majunga block in Madagascar.

Black Gold Pumps Up Heart of SK Corporation

(July 27, 2006) *Korea times*

Black Gold Pumps Up Heart of SK Corporation

Korean Oil Company Out in Global Hunt for Petroleum, Natural Gas

By Park Hyong-ki
Staff Reporter

Every energy-consuming nation shares a common goal nowadays amid surging international oil prices.

That goal is to get access to the remaining, limited oil deposits around the world.

Korea is the world's seventh largest oil consumer depending heavily on Dubai Crude, which accounts for over 70 percent of the country's energy imports.

Korea does not produce a drop of oil but relies on it for economic growth.

With this in mind, Korea needs to maintain a solid relationship with Middle Eastern nations, as they control one of the most important oil deposits in the world.

In a recent movie, "Syriana," about energy, politics, corporations and terrorism, a catchy and goose-bumped dialogue on oil took place: "We're running out and 90 percent of what's left is in the Middle East."

However, geopolitical tensions and uncertainties in that region have forced Korea to look in other directions for supplies.

But the outlook for Korea looks bumpy as booming economies such as those of China and India join the race for oil, fueling competition and demand.

Tapping into precious energy resources has become one of Korea's top priorities today.

Hunt for Oil

As a result, Korea's leading energy firm, SK Corporation, is entering the spotlight. It has long been a front-runner in the global hunt for energy resources, including petroleum and liquefied natural gas (LNG).

As SK predicted long time ago that the world's demand for oil would gradually grow, the country's oldest and biggest oil refiner got a head-start in the exploration and production (E&P) business back in the early 1980s.

Its first oil exploration activity was conducted in Indonesia in 1983.

Since then, the company has explored 53 oil blocks (areas available for oil exploration) in 23 countries.

It is exploring 19 blocks in 12 countries, including Russia, Africa and Australia, and four LNG projects with proven reserves amounting to 420 million barrels as of June this year.

Last year, SK became the first Korean oil company to achieve revenues of 200 billion won from its overseas projects.

"We continued to go forward and invest in our global projects despite ups and downs including the Asian Financial Crisis for the last 20 or so years," said an SK official.

E&P in South America

Joining multinational energy firms in oil and gas exploration and production in Peru and Brazil will help SK reach its goals.

In 2000, SK teamed up with the Peruvian government and an international consortium to explore natural gas reserves in Peru's Amazon jungle region of Camisea located about 500 kilometers east of Peruvian capital Lima. This site is also known as Block 88.

The consortium consists of Argentina-based Pluspetro and Techint, U.S.-based Hunt Oil, Repsol YPF of Spain and Sonatrach of Algeria.

SK owns an 18 percent controlling stake in the Camisea gas field while Pluspetrol and Hunt Oil hold a 27 and 25 percent stake respectively in Block 88.

Techint and Sonatrach lead in exporting gas from Camisea followed by Pluspetrol, Hunt Oil and SK.

After four years of development in the region, full-scale production of LNG began in 2004.

The Peruvian Ministry of Energy and Mines together with the consortium, will sell natural gas to the United States by cooperating with Bolivia, Peru's neighbor.

SK, in the meantime, signed a sales and purchase agreement for Peru LNG last year.



SK Corporation joins forces with an international consortium to explore Camisea gas field, Block 88, seen above.



SK Corporation and Devon Energy jointly operate BM-C-8.

The Korean oil company has also begun construction of a natural gas liquefaction plant in Pampa Melchorita, some 170 kilometers south of Lima.

The plant, which will be developed with Hunt Oil and Repsol YPF, will go into operation by 2009.

"We will be able to export 4.2 million metric tons of LNG per year to the west coast of the U.S. and Mexico beginning in the latter half of 2009 for the next 18 years," said a SK spokeswoman.

SK is also engaged in the development of block BM-C-8 in the petroleum-rich Campos Basin, 250 kilometers east and offshore of Brazil's southeastern city of Rio de Janeiro.

The project is a joint venture between SK and U.S.-based Devon Energy Corporation. Each respectively owns a 40 percent and 60 percent interest in the block.

Since they were awarded exploration rights in 2000, SK and Devon have drilled three exploratory wells and two appraisal wells.

SK said that the block will have an annual capacity of 56 million barrels of oil.

Production is expected to begin in the second half of this year.

Both parties will explore, develop and produce oil from BM-C-8 for the next 27 years.

Road Ahead

SK is setting its sights high now, targeting access to 700 million barrels in proven reserves with a production level of 100,000 barrels per day (bpd) by 2010 from its global projects.

It plans to invest 338.5 billion won in global resource development this year, up 210.5 billion won from last year.

"We will continue to expand by actively exploring and extracting oil in other parts of the world such as Russia, Indonesia and Africa and keep the spirit of creating something from nothing while moving forward to become one of the world's top-tier energy companies," a SK official affirmed.

SK is one of the leading refiners in Asia with a total production capacity of 1.1 million bpd. It is also the largest gas station operator in Korea, with a network of over 4,000 service stations across the country and 36 percent share of the domestic market.

phk@koreatimes.co.kr

SK Group is Going More Transparent

(July 28, 2006) *Korea Herald*

SK Group is going more transparent

By Park Jung-youn

The SK Group announced yesterday it opened a permanent external auditing office exclusively designed to serve its external auditors. The new office will make auditing more convenient for the group's official auditor, Deloitte Anjin.

"The office is equipped with internal networks with full access to the company's financial conditions and activities, and our official auditor, Deloitte Anjin will have unadulterated access to the system," the company official said.

The auditors can now drop by freely at the office anytime to evaluate the group's balance sheets and accounting activities. Previously, they had to use the conference room which was reserved only during the quarterly semiannual auditing period.

The office, covering 580 square feet, is located within the group's headquarters in Seorin-dong, central Seoul.

This is the second such office. The group's telecommunications service provider SK Telecom Co. opened the first one in January.

"The opening of this office and the installation of a perpetual auditing system are bringing us a step closer to global corporate transparency standards," the company official said.

(jpark731@heraldm.com)

SK Corp Looks to Sell 500-cst Bunker Fuel

(July 27, 2006) *Reuters*

Top South Korean refiner SK Corp. is studying the feasibility of selling the cheaper, lower-grade 500-centistoke (cst) bunker fuel to ships calling at its ports, company sources said on Thursday.

The refiner, which would be the first in the country to sell the residue product, is looking at commencing sales sometime early next year, with monthly volumes of 20,000-30,000 tonnes, on a term basis.

"We are thinking of the future, when more modern vessels might operate on 500-cst," the source said.

In Singapore, 500-cst bunker fuel is sold at an average discount of $3.00 to the benchmark 380-cst bunker grade for term supplies.

Sales of the cheaper 500-cst bunker fuel have grown substantially in Asia, particularly in Singapore -- the world's largest bunker port -- over the past two to three years.

So far this year, 500-cst marine fuel has made up 10 percent of sales volume in Singapore at a monthly average of 226,000 tonnes, data from the city-state's Marine Port Authority showed.

Ship-owners have upgraded or ordered new ships to replace existing fleet to meet safety requirements and these vessels have the ability to burn the thicker 500-cst fuel.

In Hong Kong, oil major BP has started selling the fuel in July and is expected to sell about 10,000 tonnes a month. ExxonMobil -- the largest supplier in Singapore with about 80-90 percent market share -- is poised to enter the fray with about 20,000-30,000 tonnes monthly in August.

SK is looking at the 500-cst market as it prepares to expand its business, but for now the company sees it as a niche market, said the source.

The average monthly volume for all marine fuels sold in South Korea for the first half of 2006 was 511,000 tonnes, compared with 540,000 tonnes during the same period last year. SK Corp. has the biggest share of the bunker fuel market at about 40 percent, said the company source.

ExxonMobil Lube Technology Selected by the World's Largest Group III Base Oil Producer

(August 1, 2006) *Finanzen.net*

ExxonMobil Research and Engineering Company (EMRE) today announced that SK Corporation, the market leader in Group III lubes production and the largest refiner in Korea by capacity, has selected ExxonMobil's industry-leading MSDW catalyst technology for its Ulsan, South Korea lube plant expansion.

SK Corporation made a decision to expand capacity and improve yields at their two Ulsan catalytic lube plants. To accomplish this, SK Corporation selected ExxonMobil's well-proven lubes catalyst and process technologies to replace the existing technologies for the production of all grades of basestocks. With the hydraulic expansion and catalyst fill, SK Corporation expects that the overall capacity of the plant will increase by more than 10 percent of Group II and III production. A successful start-up took place in May 2006.

EMRE is the downstream research and engineering arm of Exxon Mobil Corporation, a leading global oil, natural gas, and petrochemicals company whose subsidiaries have operations in nearly 200 countries and territories. Additional information regarding ExxonMobil and technologies it licenses can be found at http://www.exxonmobil.com/refining technologies.

Founded in 1962 as Korea's first oil refiner, SK Corporation is a leading energy and petrochemical company with 4,916 employees, KRW 22trillion in sales and 22 offices around the world in 2005. The company is strategically positioned as Korea's largest and Asia's fourth largest refiner in terms of capacity.

Note to Editor: MSDW is a proprietary process name of Exxon Mobil Corporation (NYSE:XOM) or its affiliates.

S.Korea SK's 150KB Gasoline to Head to US Via Trader

(August 3, 2006) *Reuters*

A spot cargo of gasoline from South Korea will be shipped by a Western trader to the U.S. market for August loading, a trading source said on Thursday.

South Korea's top oil refiner SK Corp. has sold the rare 150,000-barrel (about 17,000-tonne) lot of 92-octane gasoline for second-half August via private talks to the Western trader, who will ship it to the United States, the source added.

Some gasoline traders in this region have been eyeing arbitrage opportunities to ship gasoline to the U.S. West Coast, where refiners were building inventories on fears of seasonal hurricanes, but tight supplies in Asia have curbed the effort.

The cargo was the first spot gasoline sale this year by SK Corp. The refiner usually supplies gasoline to the country's smallest refiner SK Incheon Oil Ltd., which was taken over by SK Corp. early this year.

In previous years, SK used to export the auto fuel mainly to Japan and occasionally to the United States. SK Corp. imported the motor fuel last year when its gasoline-producing unit closed for maintenance.

The Asian gasoline market has been tightening for August, anticipating reduced supplies from Taiwanese refiners due to turnarounds and a 31 percent cut in China's exports of the motor fuel to 145,000 tonnes.

Supplies have also been thinned by demand in Japan as the summer driving season gets underway, while Showa Shell Sekiyu K.K. said on Tuesday it had shut a 61,000 barrel-per-day (bpd) gasoline-making unit at its Yokkaichi plant for two weeks due to technical troubles. [ID:nT254058]

But Taiwan's Chinese Petroleum Corp. (CPC), which had tendered to sell only one cargo for September lifting, has sold two 30,000-tonne cargoes of 92-octane gasoline instead to benefit from high premiums. [ID:nSP93484]

SK Corp & LG Int'l to Develop Oil in Kazakhstan

(August 7, 2006) *Dow Jones*

SK Corp. (003600.SE), South Korea's largest refiner by capacity, and LG International Corp. (001120.SE) said Monday they will begin jointly exploring an oil block in Kazakhstan this month.

"Kazakhstan is considered one of the most promising destinations in terms of exploration potential," said Yu Jeong-Joon, SK Corp.'s senior vice president and head of its resources and international division.

"In a 50:50 joint exploration project, SK and LG International will start exploring 'Block 8' in the western part of Kazakhstan this year," said a spokeswoman for LG International.

This is SK Corp.'s first exploration project in Kazakhstan and the second for LG International. [07-08-06 0220GMT]

Block 8 is near the 'ADA field block' in southwest Kazakhstan, which has an estimated oil reserve of 170 million barrels. LG International discovered the onshore block, the first oil block in Kazakhstan for the company, in May this year.

The LG International spokeswoman said Block 8 has an estimated oil reserve of 250 million barrels, and more exploration projects in Kazakhstan are scheduled.

The two companies didn't provide any specific figures for their investment in Block 8.

SK Corp. is currently engaged in exploration projects for 24 oil and gas blocks in 14 nations as well as in four LNG projects. In the first half of this year, the company announced the start of exploration and production activities in the U.K. and Madagascar.

For LG International, the ADA Block and Block 8 are the only exploration projects it will be participating in overseas.

LG International plans to become a leading energy resources development company and is targeting to earn more than 60% of its overall profits in overseas energy exploration by 2010.

Chey's China Love Affair – SK's New Strategy

(August 9, 2006) *Korea Times*

Chey's China Love Affair — SK's New Strategy

2nd-Generation Chaebol Leader Trying to Put Bad Memory Behind, Strike His Own Path

By Park Hyong-ki
Staff Reporter

SK Group, Korea's fourth-largest conglomerate, is eyeing China for its next big step in global expansion.

SK chairman Chey Tae-won often travel overseas to places like Kuwait, Switzerland, Malaysia and Hong Kong. But half of his trips are made to China, the world's biggest emerging market, where 12 SK affiliates are operating.

SK, with a wide range of businesses from refining and chemicals to telecom, first set updated foot in China in 1991, three years before Korea and China established diplomatic ties.

Despite its long history in China, SK has moved at a slower pace than Samsung and LG, which have penetrated the Chinese market with great vigor. Samsung and LG started business in China after 1992.

"It was about two years ago that our chairman became very sensitive to the Chinese market," SK public relations official Kim Ho-san told The Korea Times.

"China became a matter of survival for SK, and the chairman believes that the company's position in the world will be set by how much we achieve in China over the next five years."

China has one of the world's booming economies, recording a 11.3 percent growth in the second quarter of this year, the fastest rate since 1994.

The Asian Development Bank predicts that China's economy will grow an average of nine to 10 percent each year until 2010.

Although there is still a concern that China is a risky business for foreign investors, Chey believes that unless SK acts soon, there will be no room left to expand.

That sense of urgency is apparent in a report by an international market research company, Economist Intelligence Unit, that argues 77 percent of global companies do not consider China as "a potential market, but an actual market" where they can earn high and immediate profits.

Chey is betting that China will help establish SK as one of the world's leading companies.

"China is a stepping stone for SK to advance to other parts of the world," Chey said to his staff.

"It is necessary to establish ourselves in China, which can help SK's 'Globality' drive for growth. We must become a 'China Insider' and make our neighboring country the second homeland of the group," Chey said.

He urged his workers to look beyond the tough rules, regulations and roadblocks and seek opportunities there.

SK Group's main flagships, which are Korea's biggest oil refiner and mobile operator — SK Corp. and SK Telecom — have boosted their operations in China.

SK Telecom has launched a venture with China Unicom, China's second-largest mobile operator, purchasing a 6.6 percent stake in the company.

Meanwhile, SK Corp. seeks to boost its annual petroleum and petrochemical sales in China to over $5 billion by 2010 to meet China's rising oil demand, driven by its booming economy.

SK Group is investing in human resources such as academics and research studies as well.

Chey began knocking on overseas doors since 2003. Over the past three years, he pushed for corporate governance reform and global prosperity.

SK is one of the nation's major business groups, along with Samsung, Hyundai and Hyundai Automotive.

phk@koreatimes.co.kr



SK Group chairman Chey Tae-won

SK Inchon to Build $2.1b Refinery Unit

(August 14, 2006) *Reuters*

SK Inchon to build $2.1b refinery unit

Korean refiner SK Inchon Oil Ltd. was considering an investment of 1.97 trillion won ($2.1 billion) in new facilities to produce 55,000 barrel-per-day (bpd) of light fuels, according to a Korean media report on Saturday.

The project by SK Inchon Oil, taken over by industry leader Sk Corp. this year, was the latest in a range of projects that would add 390,000 bpd to refining capacity in the country by 2010, a Commerce Ministry official was quoted as saying in an industry journal.

SK Inchon Oil's plans were not immediately available for comment on the reported expansion, which comes as refiners race to expand to capitalize on robust refining margins amid growing demand for fuel.

"Five local refiners plan to upgrade their facilities to add 390,000 bpd by 2010," the official said. "The combined investment is 10.66 trillion won."

SK Corp. was considering expansion projects worth 1.65 trillion won.

According to the same report, GS Caltex Corp. Korea's No. 2 refiner would spend 1.47 trillion won on upgrading.

Last year, GS Caltex, a 50-50 joint venture between Korea's GS Holdings Corp. and Chevron Corp. said it planned to complete a 1.2 trillion won unit by 2007 and might invest up to 1.5 trillion won in another.

Analysts have warned refining margins could weaken after 2009, when massive new capacity would hit the highly cyclical industry.

Only a handful of new refineries have been built over the past decade amid strict environmental standards and a dramatic five-year slump in profits after the 1997 Asian financial crisis. (Reuters)

S.Korea's SK Incheon Oil Prepares IPO

(August 23, 2006) *Reuters*

SK Corp., South Korea's top refiner, is preparing an IPO for its SK Incheon Oil refinery, according to a source close to the deal, in a flotation that could value the business at $2.5 billion.

No information was available on how much of the 275,000 barrel-a-day (bpd) business SK Corp. planned to offer, but the source said banks were being approached to pitch for the mandate.

SK Incheon is strategically placed close to booming China. Analysts said it would make sense for the business, loss-making in 2005, to fund refinery upgrades and repairs through the stock market -- where refinery valuations have boomed on strong refining margins -- rather than via a new debt issue.

"To boost margins, Incheon Oil needs to build secondary refining units, which process heavy oil into light oil like gasoline and diesel," said Cha Hong-sun, an analyst at Goodmorning Shinhan Securities.

"One such facility would require at least $1.5 billion to build, and I think listing would be the most reasonable way."

SK Corp. signed a final deal to pay about $1.6 billion for 90.6 percent of SK Incheon and acquired about $1.4 billion of its debt in December last year.

An SK Corp. spokeswoman declined to comment, and an SK Incheon spokesman said he was unaware of any IPO.

An industry source later told Reuters that SK Corp. is considering building a secondary unit to process residual fuels into lighter products at its SK Incheon Oil plant at an estimated cost of over $1 billion.

The source said the unit, which could either be a gasoline-making residual fluid catalytic cracker (RFCC) or a hydrocracker, would probably have a daily capacity of between 50,000 barrels and 100,000 barrels.

IPO POSSIBLE IN 2007

Analysts said SK Incheon was likely to list in 2007 because South Korean regulations forbid a company from listing the year after posting a net annual loss.

They estimate the value of the company at $2.5 billion, which would put SK Incheon at around 10 times forecast 2006 earnings, compared with 5.4 times for SK Corp. itself and 9.2 times for rival S-Oil .

"I think SK Incheon deserves a higher PE than peers, because it is not currently operating at full capacity," Cha said.

A company source told Reuters in July SK Incheon would next year repair and restart a 75,000 bpd crude unit, which has been idle since 2001, reviving one of several mothballed plants around the world to cash in on booming margins.

SK bought Incheon, formerly known by a different spelling as Inchon Oil Refinery Co. Ltd., as part of an expansion drive targeting export markets such as energy-hungry China.

SK Incheon is based in Inchon, the western port city of South Korea, which is closer to China than other local refiners.

The refinery filed for court receivership in 2001 after it suffered huge debts prior to a government-led rescue plan in 1999, during which Hyundai took over the refiner from the Hanwha Group.

Refinery profit margins have surged over the past four years as robust demand growth in China and the United States strained the industry's ability to provide enough fuel.

SK Incheon Oil posted a 170 billion won ($177.8 million) net loss on sales of 3.55 trillion won in 2005. Goodmorning Shinhan Securities estimates it will swing to a 223 billion won net profit in 2006 on sales of 4.22 trillion won.

Shares of SK Corp. closed 1.41 percent lower at 62,800 won on Wednesday, versus a 0.75 percent drop in the wider stock index <.KS11>. The stock has risen 20.5 percent so far this year, beating the wider market's 3.95 percent dip. ($1=956.2 Won) (Additional reporting by Cho Mee-young in SHINGAPORE)

SK Group Enhancing Global Image

(August 30, 2006) *Korea Times*

SK Group Enhancing Global Image

SK Sales Account for 7.8 Percent of Nation's GDP

By Kim Yon-se
Staff Reporter

SK Group, one of the big four global business groups in South Korea along with Samsung, Hyundai Automotive and LG, is rapidly enhancing its image both at home and on the world stage.

"SK mobile phones" are becoming a well known brand on the world market while more and more foreigners are becoming acquainted with the company. SK, which is gaining international brand value along with Korean counterparts "Samsung computers" and "Hyundai cars."

The annual sales of SK Group were 60 trillion won last year, or 7.8 percent of the country's 2005 gross domestic product (GDP) amounting to 768 trillion won, marking an all-time high since its inception in 1953.

The figure of 60 trillion won also corresponds to 27 percent of the national budget of 221 trillion won. The group expects sales to reach 65 trillion won this year.

Although the SK Group sold off its mobile handset manufacturing arm, SK Teletech, and life insurance subsidiary, SK Life, in 2005, the conglomerate's total annual sales surpassed its initial target of 57 trillion won last year.

In particular, sales of SK Telecom, the nation's biggest mobile carrier, hit a record high of 10.2 trillion won in 2005, up 4.7 percent from a year earlier, thanks to a constant rise in the number of subscribers and a sharp increase in the demand for wireless Internet data service.

Corporate analysts attribute the performance to SK's increasing efforts to perfect its globalization drive and transform itself into a top-tier multinational industrial conglomerate.

Under chairman Chey Tae-won, its long-term globalization strategy is focused on establishing more SK brands in overseas markets after establishing them locally.

Chey is asking his SK company CEOs to perceive the emerging Chinese market as another domestic market when mapping out their business plans.

SK Telecom has contributed enormously to various social aid programs. The company was the first Asian company to join in the global effort to help Vietnamese children with facial fractures and lacerations.

Korea's No. 1 mobile carrier not only supported the full cost of surgery but also medical equipment, medication and other medical supplies needed by local Vietnamese hospitals.

Thanks to such wide-ranging overseas charity efforts, a growing number of young highly talented Asians have been attracted to the company and are hoping to join SK companies.

To achieve its "Universal SK" goal, the industrial group is creating a business model linking its companies' manufacturing, logistics and service infrastructures scattered across the globe.

Last year it launched its Global Committee and Overseas Cooperation Group comprising executives engaged in overseas business to strengthen group-wide systemic globalization.

SK Corp. President Shin Heon-cheol heads the Global Committee, which includes overseas business executives of 10 major SK affiliated firms including SK Telecom, SK Networks, SK Engineering and Construction and SK Chemicals.

The Overseas Cooperation Group under the committee is organizing joint business projects by SK companies and encouraging market information sharing between the companies.

In China the SK China Holding Company, set up in 2004, plans to diversify its businesses in the world's single biggest market of more than one billion, while consolidating its foothold in telecom and chemical markets. The SK Group deems its Chinese business has entered the stabilization phase.

SK Telecom is seeking to make inroads into India to capitalize on India's advanced information technology (IT) and its high economic growth potential.

In the U.S., SK units seek to extend their presence in mobile telecom services, wired and wireless Internet compatible Cyworld Web-blog services and oil exploration businesses. HELIO, a $440 million mobile virtual network operating joint venture to be set up by a partnership comprising SK Corp. and U.S. Internet service provider EarthLink, will launch its nationwide service in the U.S. this year.

SK Corp. is exerting all efforts to strengthen relations with Kuwait and Vietnam, two countries indispensable to the oil refiner's goal to emerge as a top-tier energy and chemicals major in the Asia-Pacific. SK Engineering and Construction also won a $1.2 billion oil cargo facility construction project in Kuwait last year.

SK Corp. is currently developing offshore oil wells in Vietnam, while SK telecom plans to invest $280 million in setting up a nationwide mobile service network system in the Southeast Asian country.

"Chairman Chey is accelerating SK Group's globalization drive through vigorous engagement with management. He spent 44 days abroad last year, visiting six countries and meeting seven heads of state," a group spokesman said.

The Korean government welcomes Chey's energetic efforts to secure offshore energy sources as it is closely related to Korea's energy security issue amid rising international oil prices."

Chey was in discussion with Chinese Prime Minister Hu Jintao at a CEO event held on the sidelines of the 2005 Pusan APEC Summit held in Korea last November, and held personal meetings with heads of state of Russia, Indonesia, Peru and Vietnam.

"Energy security is a critical concern as Korea's crude oil self-supply ratio stands at a petty 3 percent level. Chairman Chey believes that Korea should push up the ratio to 10 percent like Japan," the spokesman said.

In the past half a century, the SK Group, which started off as Sunkyong Textiles, a small textile manufacturer, has grown into a powerful multinational business group that is a major force in the energy, chemical and telecommunication fields.

The group's sales first topped the 30 trillion won mark in 1997, when it greeted the 44th anniversary of the foundation, having doubled sales in only eight years.

kys@koreatimes.co.kr


SK(中国)投资有限公司

SK Corp. chairman Chey Tae-won, second from left, claps at the launching of the SK China Holding in Beijing in October 2004. Courtesy of SK Group



SK Corp. headquarters in Seorin-dong, downtown Seoul



SK Corp. workers are in action on an offshore oil rig.

SK Corp, BP Venture Launches Operation of Gas-Fueled Power Plant

(September 7, 2006) *Platts*

K-Power, a 65:35 joint venture between SK Corp. and BP, Thursday formally launched commercial production at its gas-fired, 1,074 megawatt power plant in the South Korean industrial city of Gwangyang.

It is the country's first private merchant power plant and cost Won 680 billion ($716 million) to build, a K-Power official said.

To run the plant, K-power plans to buy 600,000 metric tons of liquefied natural gas annually over 20 years starting in 2006. The LNG will be sources from the BP-led Tangguh LNG project in Indonesia, the official said.

K-Power will share an LNG import terminal owned by South Korean steelmaker POSCO. The pier has capacity to handle 1.7 million mt per year.

Nautical Petroleum, SK Corp Extend Deadline to Complete Farm-out Agreements

(September 9, 2006) *AFX*

Nautical Petroleum PLC said it and SK Corporation have mutually agreed to extend the completion deadline of their multi-licence farm-out agreements to Sept 29.

Nautical Petroleum said SK Corp has confirmed that consent from the Government of the Republic of Korea has been received and also the formation of a wholly-owned subsidiary, Celtic Oil Ltd, which will be the holder of the licence interests.

S. Korea's SK Corp. Develops Battery for Hybrid Cars

(September 19, 2006) *Asia Pulse*

SK Corp., South Korea's top oil refiner, said Tuesday hybrid cars installed with its battery have passed a test-run in the United States, paving the way to compete with Japanese rivals in the global hybrid car battery market.

The company, which began to develop a battery for hybrid vehicles in 2004, has been test-operating a Japanese hybrid car equipped with the battery in the United States since June this year, it said.

SK claimed the battery has 10 per cent higher energy efficiency than those of others, resulting from technology cooperation among its affiliates including chemical product manufacturer SK Chemicals Co. and lithium secondary batteries maker SK Mobile Energy Co.

SK plans to commercialize it within two or three years while pushing for cooperating with more than 10 research institutes at home and abroad to improve its function, it said.

The global market of batteries for hybrid vehicles stands at 460 billion won (US$482.38 million) in 2006 and the market is expected to expand to reach 10 trillion won due to higher oil prices by 2015, the company said.

SK's Australian Unit to Buy Stake in Cockatoo Coal

(September 21, 1006) *Bloomberg*

SK Corp., South Korea's largest oil refiner, said its Australian unit will buy a 7.42 percent stake in Cockatoo Coal Ltd. for 3.2 billion won ($3.4 million).

Cockatoo Coal, which operates in Queensland, is exploring four coal mines in Australia and hasn't decided when to develop them, Seoul-based SK said in a regulatory filing today. SK Australia Pty. Ltd. has signed an agreement with Cockatoo Coal for the purchase, it said.

South Korea, the world's fifth-largest oil importer, is encouraging local companies to expand energy supplies for Asia's third-biggest economy. SK started jointly developing an oil field in Kazakhstan with LG International Corp., the trading arm of South Korea's fourth-biggest industrial group, last month.

Shares of SK fell 700 won, or 1.1 percent, to 61,900 won at the 3 p.m. market close in Seoul.

SK Corp. to Transfer $1.75 Billion Refinery to Incheon Oil Unit'

(September 26, 2006) *Bloomberg*

SK Corp., South Korea's largest oil refiner, plans to transfer a 1.65 trillion won ($1.75 billion) processing plant it is building to newly acquired unit SK Incheon Oil Co..

SK Corp.'s board approved the transfer of the fluid catalytic cracker, a plant that converts bunker oil into pricier gasoline or olefins for chemical production, the Seoul-based oil refiner said in a regulatory filing today.

The refiner bought SK Incheon Oil in February for 3.14 trillion won, as part of plans to expand exports to China. Injecting the new facility into the unit will boost its productivity, SK Corp. said in the filing.

SK Corp. started building the cracker at Ulsan in the country's south, in January, and has spent 151.6 billion won on the project so far. The plant will be able to make 60,000 barrels of products a day once it is completed in the first half of 2008, SK Corp. said in a regulatory filing in January.